Exhibit 99.4

RNS Number:1368E
Wolseley PLC
15 October 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company: Wolseley plc

2) Name of shareholder having a major interest:
Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

In respect of the above holder.

4) Name of the legal entities / registered holder(s) and, if more than one holder, the number of shares held by each of them:

109,587	Barclays Capital Securities Ltd
1,290	Barclays Private Bank Ltd
6,846	Barclays Bank Trust Company Ltd
1,065,041	Barclays Life Assurance Co Ltd
989,891	Barclays Global Fund Advisors
5,147,220	Barclays Global Investors, N.A.
9,090,624	Barclays Global Investors Ltd
281,034	Barclays Global Investors Japan Ltd
557,717	Barclays Global Investors Japan Trust
90,487	Barclays Global Investors Australia Ltd
228,191	Gerrard Limited

5) Number of shares/amount of stock acquired:
not disclosed

6) Percentage of issued class:
not disclosed

 7) Number of shares/amount of stock disposed:
Nil

8) Percentage of issued class:
N/a

9) Class of security:
Ordinary shares of 25p each

10) Date of transaction:
12 October 2004

11) Date company informed:
15 October 2004

12) Total holding following this notification:
17,567,928

13) Total percentage holding of issued class following this notification:
3.00%

14) Any additional information:

15) Name of contact and telephone number for queries:
Mark J. White – 0118 929 8700

16) Name and signature of authorised company official responsible for making this notification:
Mark J White, Company Secretary

Date of notification:
15 October 2004

END

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